

02007702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-28866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WIEN & MALKIN SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
60 EAST 42 STREET
(No. and Street)

NEW YORK (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK LABELL (212)850-2677
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LEIPZIGER & BRESKIN LLP
(Name — *if individual, state last, first, middle name*)

6 EAST 43 STREET (Address) NEW YORK (City) NY (State) 10017-4696 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARK LABELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIEN & MALKIN SECURITIES CORP, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

MARIA GIOE
Notary Public, State of New York
No. 01GI4798576
Qualified in Suffolk County
Term Expires August 31, 2002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIEN & MALKIN SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

LEIPZIGER & BRESKIN LLP

CERTIFIED PUBLIC ACCOUNTANTS

6 EAST 43RD STREET, NEW YORK, N.Y. 10017-4696

TEL: (212) 682-4470 • FAX: (212) 286-9469

INDEPENDENT AUDITORS' REPORT

January 17, 2002

TO THE STOCKHOLDERS OF
WIEN & MALKIN SECURITIES CORP.

We have audited the accompanying balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2001 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien & Malkin Securities Corp. at December 31, 2001 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LEIPZIGER & BRESKIN LLP

WIEN & MALKIN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$108,583	
Subscription for warrants	136,080	
Furniture and improvements (at cost, less accumulated depreciation of $14,367)	14,341	
TOTAL ASSETS		$259,004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and taxes		$25,305
Stockholders' equity:		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	$ 13	
Additional paid in capital	148,421	
Retained earnings	104,199	
		252,633
Less, treasury stock (at cost)		(18,934)
Total stockholders' equity		233,699
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$259,004

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Income:		
Syndication fees	$798,000	
Interest and dividend income	13,982	
Refund of taxes	731	
Total		$812,713
Expenses:		
Legal and consulting fees	$107,000	
Wages and employee related costs	323,495	
Regulatory fees	12,247	
Accounting fees	2,890	
Taxes	10,315	
Promotion and marketing	179,775	
Rent and utilities	25,317	
Office expense	36,505	
Legal - other	7,950	
Depreciation and amortization	3,907	
Total expenses		709,401
NET INCOME		$103,312
INCOME PER SHARE		$138.86
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	TOTAL STOCKHOLDERS' EQUITY	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
BALANCE, JANUARY 1, 2001	$210,388	$ 13	$228,422	$ 887	$(18,934)
Net income for the year ended December 31, 2001	103,312	-	-	103,312	-
Shareholders' distributions	(80,001)	-	(80,001)	-	-
BALANCE, DECEMBER 31, 2001	$233,699	$ 13	$148,421	$104,199	$(18,934)

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$103,312	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,907	
Decrease in accounts receivable	2,700	
Decrease in prepaid taxes	6,000	
Decrease in accrued expenses and taxes	(526)	
Net cash provided by operating activities		$115,393
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(2,045)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' distributions		(80,001)
NET INCREASE IN CASH		33,347
CASH, JANUARY 1, 2001		75,236
CASH, DECEMBER 31, 2001		$108,583

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

Wien & Malkin Securities Corp. (The Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal income taxes have not been provided because the shareholders have elected to have the corporation treated as a S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. State and local income taxes have been provided for.

NOTE 3 - RELATED PARTY TRANSACTIONS

Peter L. and Anthony E. Malkin are the sole shareholders of the Corporation owning, respectively, 85% and 15% of the outstanding shares.

Peter L. Malkin is a partner in Wien & Malkin LLP which provides or obtains legal services for the Corporation. The Corporation incurred legal and consulting fees to Wien & Malkin LLP for the year ended December 31, 2001 in the amount of $107,000.

Anthony E. Malkin is the Senior Director, Supervisory Services, of Wien & Malkin LLP.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Corporation maintains cash balances in bank accounts and a money market account The bank account is insured by the Federal Deposit Insurance Corporation up to $100,000, and at December 31, 2001 is fully insured. The money market account is not insured.

(Continue on next page)

WIEN & MALKIN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 5 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had net capital of $233.699, which was $232,012 in excess of its required net capital of $1,687. The Corporations' ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 6- SUBSCRIPTION FOR WARRANTS

In December 2000 the Corporation subscribed to warrants to purchase a maximum of 38,880 shares of common stock of The National Association of Securities Dealers, Inc. The cost of the warrants was $136,080. The warrants are exercisable as follows:

TRANCHE	MAXIMUM NUMBER OF SHARES OF COMMON STOCK SUBJECT TO EXERCISE	EXERCISABLE ON OR AFTER 9:00 A.M. NEW YORK CITY TIME ON	VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON	EXERCISE PRICE PER SHARE OF COMMON STOCK
TRANCHE 1	9,720	June 28, 2002	June 27, 2003	$13.00
TRANCHE 2	9,720	June 30, 2003	June 25, 2004	$14.00
TRANCHE 3	9,720	June 28, 2004	June 27, 2005	$15.00
TRANCHE 4	9,720	June 28, 2005	June 27, 2006	$16.00

If the Corporation exercises all of the warrants, the cost of the 38,880 shares (exclusive of the cost of the warrants) will be $563,760.

The warrants were issued in January 2001.

WIEN & MALKIN SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital	$233,699
Aggregate indebtedness	$25,305

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required	$1,687
Minimum dollar requirement	5,000
Net capital requirement @ 1500% (SEC)	1,687
Net capital requirement @ 1000% (NASD)	2,531
Excess of net capital @ 1500% (SEC)	232,012
Excess of net capital @ 1000% (NASD)	231,168

No material difference exists between the Company's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2001.